October 11, 2016

Via edgar

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Att’n: Mr. Carlos Pacho

Senior Assistant Chief Accountant

Re:	Internet Gold Golden Lines Ltd.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 19, 2016
File No. 000-30198

Dear Mr. Pacho:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2015 of Internet Gold Golden Lines Ltd.

We have repeated your comments as set forth in your letter dated September 26, 2016 in italics and boldface and our response is in plain type below.

We note B Communications sold 115,500,000 shares of Bezeq subsequent to year-end, reducing its ownership percentage to 26.34% which is below the 30% minimum rate stated in the Permit to Control agreement. We also note your disclosure that pursuant to Article 3(a3) of the Communications Order the parties may maintain at least a 25% ownership interest in certain circumstances. Please tell us how the 25% ownership threshold was determined and who you obtained approval from prior to the reduction in holdings in order to continue to assert that you maintain de facto control over Bezeq.

The ability of B Communications to decrease its ownership percentage in Bezeq to 25% while being able to maintain de facto control over Bezeq is based on Article 3(a3) of the Communications Order (the “Communications Order”), which allows for such decrease in ownership and recognizes the possibility of establishing a control interest in Bezeq by maintaining a 25% ownership interest. The provisions of Israeli law, as described in detail below, were also discussed with the Israeli Ministry of Communications, which fully confirmed our position. Therefore, the basis for the decrease to a 25% ownership interest is unequivocally established both under the provisions of Israeli law and the explicit confirmation of Bezeq’s regulator.

Analysis of the legal framework:

Article 3 (a3) of the Communications Order permits the transfer of shares of Bezeq which would result in a decrease in the holdings of the controlling shareholder below the minimum rate, as long as it has not ceased to be the controlling shareholder in Bezeq, if carried out in the following ways:

●	A public offering pursuant to a prospectus in the stock exchange or a sale through the stock exchange;

●	A sale or private placement to one or more institutional investors (as defined in the Communications Order), provided that as a result of the acquisition or allotment, the institutional investor shall not, either alone or with others, hold a control stake that requires in itself an approval pursuant to the Communications Order; or

●	A sale or private placement to one or more “distributors” (as defined in the Communications Order), provided that the purchase was not made on their own behalf or on behalf of entities controlled by the distributions or entities who control the distributors, and provided that they have pledged not to sell a control stake to any purchaser, which will that require in itself an approval pursuant to the Communications Order (unless the purchaser holds such an approval).

The starting point for the ability to decrease the ownership interest to 25% is that the Communications Order recognizes that one may control Bezeq at an ownership percentage that is lower than the minimum percentage (which is the stated as 30%), i.e., the minimum percentage is not a minimum threshold for the purpose of controlling Bezeq. Israeli law recognizes that holding 25% of Bezeq’s shares establishes control.

The following is the analysis based on the definition of the term "control” under the Israeli Communications Law:

●	Even after the decrease in the ownership interest of B Communications in Bezeq from 30% to 25%, B Communications continued to be the largest shareholder of Bezeq, which establishes “control” under the definition.

●	The particular circumstances relating to Bezeq provides B Communications with the ability to direct the activities of Bezeq even without holding a 30% ownership interest. As described below, these circumstances will continue to exist while B Communications holds a 25% ownership interest in Bezeq.

The ownership of Bezeq is distributed among many “public shareholders” and this restricts the ability of shareholders, both under the law, and as a matter of practice, to create "coalitions" that could challenge the control of B Communications. In general, the more the holdings of other shareholders in a company are widely distributed, the more easily the controlling shareholder can influence the corporate activity of a company even with a smaller controlling ownership interest. Bezeq is one of the largest companies traded on the Tel Aviv Stock Exchange and its market value is approximately NIS 20 billion (approximately $5 billion). A 1% interest in Bezeq has a market value of almost NIS 200 million (approximately $50 million). Accordingly, in order to become a “person of interest” in Bezeq (a holder of 5% of its outstanding shares) an investor would be required to invest almost NIS 1.0 billion (approximately $260 million).

Therefore, an acquisition of a block of shares in Bezeq that would provide a holder with the ability to influence the activity of Bezeq, let alone challenge the control of Bezeq, would require a substantial financial investment.

The broad based ownership of Bezeq and the lack of a real threat to the controlling shareholder also stems from applicable stringent regulatory restrictions. Holding an ownership interest of 5% or more of Bezeq’s “means of control” requires prior approval from the Israeli Ministry of Communications and the Israeli Ministry of Finance. Collaborations between shareholders that rise above 5% are also prohibited, and this is broadly defined and includes holding "together with others by agreement.” Consequently, the constraints are not only driven by economics, but also legally imposed.

Even if a shareholder receives a permit to hold 5% or more of Bezeq’s ordinary shares, it is not entitled to further increase its holdings in excess of the prescribed approval without further approvals (this stands in contrast to the control permit’s holder, who may increase its holdings without the need for additional approvals).

To pass a majority backed resolution at a general meeting of Bezeq’s shareholders in a way that would threaten the dominance of B Communications, incidental "ad hoc" coalitions would not be sufficient. It would require ongoing contact and discipline between the various shareholders and must include the majority of the minority shareholders. Beyond the practical difficulty of coordinating an endeavor of this magnitude between the minority shareholders, such coordination would require a permit under the Israeli Communications Law and the Communications Order. The purpose of these provisions is to prevent the formation of power centers within the essential service provider which have not been approved in advance by the Ministry of Communications.

The combined effect of the high market value of Bezeq, the highly dispersed holdings of the public in Bezeq and the difficulties in creating a significant challenge against the controlling shareholder in Bezeq (due to both the financial investment and the need for regulatory approvals) is that the power of a controlling interest is greater with respect to Bezeq than with respect to most other companies.

As described above, the Communications Order prohibits shareholders to hold an ownership interest of more than 5% of Bezeq’s “means of control” without ministerial approval. “Means of control” includes the right to appoint a director. Accordingly, shareholders are prohibited from nominating more than 5% of the directors of Bezeq without ministerial approval (and in practice, it precludes the appointment of even one director in Bezeq).

The Communications Order also prohibits (unless there is ministerial approval) a "joint nomination" by shareholders, even if they do not cooperate in a manner rising to a level of "holding together." In other words, even a one-time agreement between Bezeq shareholders to appoint a single director is prohibited.

We are the only shareholder group that holds a permit to appoint directors of Bezeq and no other shareholder in Bezeq is entitled to appoint a director. Mr. Shaul Elovitch, the controlling shareholder of our company and B Communications, serves as Chairman of the Board, and all of the directors of Bezeq that have appointed to the Board of Directors of Bezeq since B Communications acquired control, were appointed with the approval of B Communications and us.

In conclusion, there is no significant difference in our and B Communications’ ability to control Bezeq’s operations based on B Communications holding either a 25% or a 30% ownership interest in Bezeq.

In both instances, the ability to direct the activities of Bezeq and maintain actual control, is due to the unique situation where Bezeq is a large company with a highly fragmented public ownership coupled with a regulatory prohibition against the creation of competing ownership interests or groups that may hamper the control of the controlling shareholder.

In addition, the threshold of 25% is the acceptable threshold under Israeli law for defining control or the ability to direct a company's activities. Other regulators of large public companies that are subject to similar regulation have defined controlling interests that are sometimes even lower than 25%.

If you have any further questions, please do not hesitate to contact me at (+972) 3 924 0000 or our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP, at (212) 238-8605.

Very truly yours,

/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

cc: Steven J. Glusband (by email)